File No. 70-9545

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Amendment No. 4

To

FORM U-1

APPLICATION

UNDER THE

PUBLIC UTILITY HOLDING

COMPANY ACT OF 1935

Energy East Corporation

P.O. Box 1196

Stamford, Connecticut  06904-1196

and

Merger Co.

c/o Energy East Corporation

P.O. Box 1196

Stamford, Connecticut 06904-1196

(Name of company or companies filing this statement

and address of principal executive offices)

Kenneth M. Jasinski

Executive Vice President and General Counsel

c/o Energy East Corporation

P.O. Box 1196

Stamford, Connecticut  06904-1196

Telephone:  (203) 325-0690

(Names and addresses of agents for service)

Copies to:

Frank Lee, Esq.	Adam Wenner, Esq.
Huber Lawrence & Abell	Vinson & Elkins
605 Third Avenue	1455 Pennsylvania Avenue, N.W.
New York, New York 10158	Washington, D.C. 20004
Telephone: (212) 682-6200	Telephone: (202) 639-6500

Energy East Corporation ("Energy East") hereby amends Item 4 of its Application on Form U-1, File No. 70-9545, as previously amended by Amendment No.1 filed December 8, 1999, Amendment No. 2 filed December 17, 1999 and Amendment No. 3 filed December 22, 1999, to read as follows:

Item 4.     Regulatory Approvals.

The Transaction, insofar as it relates to Southern Connecticut, is subject to the jurisdiction of the DPUC. The DPUC has jurisdiction over Southern Connecticut, Connecticut Energy's principal operating subsidiary, as a Connecticut public service company. Energy East and Connecticut Energy have filed an application with the DPUC, filed as Exhibit D-1 hereto. The application requested approval for Energy East to control directly Connecticut Energy and to control indirectly Southern Connecticut pursuant to Connecticut law. On December 16, 1999, the DPUC issued its order approving the Transaction. The DPUC considered the suitability and financial responsibility of Energy East as well as the ability of Southern Connecticut to continue to provide safe, adequate and reliable service to the public. A copy of the DPUC order was filed as Exhibit D-2 by Amendment No. 2 hereto.

Under the HSR Act and rules thereunder, the Transaction may not be consummated until Energy East and Connecticut Energy each have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission describing the effects of the Transaction on competition in the relevant market and expiration or termination of the required waiting period. Energy East and Connecticut Energy have filed the required Notification and Report Forms and the required waiting period has expired. In addition, under the Communications Act of 1934, Southern Connecticut has filed an application with the Federal Communications Commission ("FCC") for approval, which has been obtained, of the indirect transfer of certain radio licenses in connection with its dispatch center and certain communications equipment and devices. A copy of the application and the FCC order were filed as Exhibits D-3 and D-4, respectively.

No other state or federal commission has jurisdiction over the Transaction.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 4 to be signed on their behalf by the undersigned thereunto duly authorized.

Energy East Corporation

Date: February 2, 2000	By /s/ Kenneth M. Jasinski
Kenneth M. Jasinski
Executive Vice President
and General Counsel

Merger Co.

Date: February 2, 2000	By /s/ Kenneth M. Jasinski
Kenneth M. Jasinski
Vice President, Secretary
and Treasurer